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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Fulton, Michael J. (Last) (First) (Middle)		Comerica Incorporated (CMA)

	Comerica Bank-California 333 W. Santa Clara Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			March 7, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	San Jose, CA 95113 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				President and CEO, Comerica Bank-California

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		3/7/03		3/10/03		A			954	A	40.35		36,317(1)		D

	Common Stock													7,454(2)		I		401(k) Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (Right to Buy)		$18.00

	Employee Stock Option (Right to Buy)		$18.59

	Employee Stock Option (Right to Buy)		$25.42

	Employee Stock Option (Right to Buy)		$40.25

	Employee Stock Option (Right to Buy)		$71.58

	Employee Stock Option (Right to Buy)		$66.81

	Employee Stock Option (Right to Buy)		$41.50

	Employee Stock Option (Right to Buy)		$51.43

	Employee Stock Option (Right to Buy)		$63.20

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	4/19/2004		Common Stock	9,488				9,488

	(4)	4/18/2005		Common Stock	13,500				13,500

	(5)	4/14/2006		Common Stock	12,000				12,000

	(6)	4/20/2007		Common Stock	15,000				15,000

	(7)	3/20/2008		Common Stock	25,000				25,000

	(8)	3/19/2009		Common Stock	25,000				25,000

	(9)	3/17/2010		Common Stock	18,000				18,000

	(10)	5/2/2011		Common Stock	16,200				16,200

	(11)	4/17/2012		Common Stock	25,800				25,800

Explanation of Responses:

(1) Shares acquired under a three-year incentive plan. Includes shares acquired in the Corporation's employee stock purchase plan and pursuant to the Corporation's other stock plans as of December 31, 2002.
(2) As of December 31, 2002.
(3) These options vested in four equal annual installments beginning on January 20, 1995.
(4) These options vested in four equal annual installments beginning on January 19, 1996.
(5) These options vested in four equal annual installments beginning on January 17, 1997.
(6) These options vested in four equal annual installments beginning on January 20, 1998.
(7) These options vested in four equal annual installments beginning on January 15, 1999.
(8) These options vested in four equal annual installments beginning on January 14, 2000.
(9) These options vested in four equal annual installments beginning on January 19, 2001.
(10) These options vested in four equal annual installments beginning on January 22, 2002.
(11) These options vested in four equal annual installments beginning on January 21, 2003.

Carol H. Rodriguez, on behalf of J. Michael Fulton	March 11, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.